UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 3, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Delek US Holdings, Inc.

File No. 333-131675 - CF#26294

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Delek US Holdings, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on February 8, 2006, as amended.

Based on representations by Delek US Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.11	through April 30, 2011
Exhibit 10.11(a)	through April 30, 2011
Exhibit 10.11(b)	through April 30, 2011
Exhibit 10.11(c)	through April 30, 2011
Exhibit 10.11(e)	through April 30, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel